April 2, 2013 VIA EDGAR Ms. Tia L. Jenkins United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 USA	BHP Billiton Limited BHP Billiton Centre 180 Lonsdale Street Melbourne Victoria 3000 Australia GPO Box 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 bhpbilliton.com

Dear Ms. Jenkins,

Thank you for your letter dated March 5, 2013 setting forth comments of the Staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) relating to the Form 20-F for the year ended June 30, 2012 (the “2012 Form 20-F”) of BHP Billiton Limited and BHP Billiton PLC (“BHP Billiton” or the “Group”) (File Numbers 1-09526 and 1-31714).

BHP Billiton’s responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have included in this letter the caption and numbered comments from the Staff’s comment letter in bold, italicized text, and have provided our responses immediately below with references to the enclosed attachment.

Form 20-F for the Fiscal Year Ended June 30, 2012

General

1.	In your letters to us dated May 11, 2010 and June 2, 2010, you summarized your business contacts with Iran and Cuba since 2005. Your Form 20-F does not include specific disclosure regarding contacts with Iran and Cuba. As you know, Iran and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran and Cuba, whether through direct or indirect arrangements, since the referenced letters. Your response should describe any materials, products, equipment, technology, support, or services you have provided or intend to provide into Iran or Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

To the best of our knowledge, we have had no contacts with Cuba since our letter dated May 11, 2010 and have no current or anticipated contacts with Cuba.

Regarding past contacts with Iran, as indicated in our letter to the Commission dated May 11, 2010, we have in the past shipped alumina to Iran. In the period since our May 11, 2010 letter our only contact with Iran was a US$14.9 million shipment of Worsley alumina in June 2010 pursuant to a long-term contract which expired at the end of December 2010. To the best of our knowledge, we had no contacts with Iran since receiving payment for this shipment in August 2010 and have no current or anticipated contacts with Iran.

2.

Please discuss for us the materiality of any contacts with Iran and Cuba you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities since the referenced letters. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision,

A member of the BHP Billiton Group, which is headquartered in Australia

Registered Office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia

ABN 49 004 028 077

including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Cuba.

We consider our contacts with Iran, consisting of one US$14.9 million shipment of alumina in June 2010, to be both quantitatively and qualitatively immaterial.

9.1 Financial Statements, page F-1

9.1.6 Notes to Financial Statements, page F-7

3. Exceptional Items, page F-29

Reversal of deferred tax liabilities, page F-32

3.	We note your disclosure that consistent with the functional currency of the Group’s operations, eligible Australian entities elected to adopt a U.S. dollar tax functional currency from July 1, 2011 and, as a result, the deferred tax liability relating to certain US dollar-denominated financial arrangements was derecognised, resulting in a credit to income tax expense of US$1,455 million in the fiscal year ended June 30, 2011. Please advise us of the following:

•

Further explain to us the underlying factors that resulted in your change to the use of a U.S. dollar tax functional currency on July 1, 2011, including whether you were previously eligible to adopt a U.S. dollar tax functional currency prior to July 1, 2011 or if there was a change in the underlying tax law and/or eligibility criteria; and whether the strengthening of the Australian dollar against the US dollar during FY 2011 (page F-24) factored into your decision to make this change on July 1, 2011.

Consistent with the use of a USD accounting functional currency by the majority of the Group’s operations, eligible Australian entities chose to adopt a USD tax functional currency from July 1, 2011.

The underlying factors that resulted in a choice to use a USD tax functional currency related to the management of risks associated with an Australian dollar tax functional currency. These risks included:

•	Increased volatility in the Group’s reported effective tax rate due to the requirement to restate the tax base of assets and liabilities for movements in the Australian dollar (AUD)/USD exchange rate;

•	Creation of tax costs on USD borrowings arising from movements in the AUD/USD exchange rate;

•

Volatility in the net present value (NPV) of planned capital expenditure in Australia where the NPV is subject to movements in the AUD/USD exchange rate, principally due to the impact on the USD value of AUD tax depreciation; and

•	Financial accounting and reporting complexity associated with management of the abovementioned risks.

Prior to the switch to a USD tax functional currency, Australian members of the Group were required to recognise exchange gains and losses on tax balances caused by differences between the USD accounting functional currency and the AUD tax functional currency. Exposure to exchange gain and loss volatility increased with the growth in Australian businesses in the period between formation of the Group (June 29, 2001) and June 30, 2011.

The ability of Australian entities to adopt a USD tax functional currency was made available through changes to Australian income tax legislation effective July 1, 2003. The Group did not choose to adopt a USD tax functional currency at that date due to Group entities not meeting eligibility requirements, ongoing uncertainty about eligibility criteria, lack of legislative clarity about the implications of such an election and information systems complexity associated with implementing such an election.

Set out below is a timeline of activity from 2003 to July 1, 2011, being the effective date of adopting a USD tax functional currency, with the dates referring to financial years ended June 30:

2004: Management reviewed the eligibility criteria and determined that Group entities were not eligible to make a USD tax functional currency election in Australia.

2006: Up until 2006 all Australian legal entities were required to prepare single-entity statutory accounts using an AUD accounting functional currency. This was a significant eligibility constraint for a USD tax functional currency election.

2007: Management prepared a business case for a USD tax functional currency and at that time determined that the cost of implementation was not justified, as there was insufficient evidence of volatility in either the profit and loss or the balance sheet to warrant adopting a USD tax functional currency in the short term.

2009: Volatility in both the profit and loss and the balance sheet over the previous two years became more significant. Management also considered a number of acquisitions during that time which would have exposed the Group to greater volatility. This prompted a detailed and technical implementation review of a USD tax functional currency election. This included management lodging numerous requests for taxation rulings with the Australian Taxation Office (ATO) in October 2009.

2010: Management received responses to ruling requests from the ATO in the period from February to April 2010. After reviewing the tax, accounting and information systems implications based on the taxation ruling guidance received from the ATO, there was insufficient time available to implement a choice to adopt a USD tax functional currency for the year ended June 30, 2011 as such an election had to be made within 90 days after the start of that financial year. The next most appropriate time to make this choice was with effect from July 1, 2011.

2011: Management elects to adopt USD tax functional currency with effect from July 1, 2011.

Accordingly, while the strengthening of the AUD against the USD during FY 2011 factored into the calculation of the retranslation effect that arises from the choice to use a USD tax functional currency, it was not a factor in the timing of the choice.

•

Describe to us any constraints on this change under the tax regulations, including whether the timing reported in the financial statements aligns with the income tax measurement for tax purposes. In this regard, tell us when the change became effective for tax purposes (e.g. on July 1, 2011 or another date), and whether the change is applied retrospectively or prospectively from the effective date for tax purposes. To the extent that the change is applied retrospectively, also tell us how far you are permitted to look back under tax regulations. Finally, tell us whether you are able to make a withdrawal of your July 1, 2011 tax functional currency choice in the future or if this change is irrevocable.

The choice to use a USD tax functional currency was made in accordance with Australian tax regulations which set out eligibility criteria that must be satisfied prior to the making of such an election

This choice was made with effect from July 1, 2011 and applied prospectively from that date. The effective date of the choice aligns with the commencement of the FY 2012 financial reporting year and income tax year for Australian entities that have made the election.

The choice will continue to be in effect until:

•	A withdrawal of the choice takes effect (which can only occur if the USD has ceased to be the sole or predominant applicable currency for financial reporting purposes); or

•	Immediately after the end of the income year in which the relevant entity or entities cease to be subject to a requirement to prepare financial reports under section 292 of the Corporations Act 2001;

whichever happens first.

•

Tell us the IFRS guidance that you applied to account for this change, including your consideration of whether this represented: (1) an adjusting event under IAS 10, (2) a change in accounting policy that requires retrospective application under IAS 8.19(b) or (3) a change in an accounting estimate that requires prospective application under IAS 8.36.

The principal IFRS guidance used to account for the change in tax functional currency was IAS 12 Income Taxes with respect to the recognition and measurement of deferred tax balances.

With regard to recognition, IAS 12.10 specifies the fundamental principle underpinning IAS 12:

“an entity shall, with certain limited exceptions, recognise a deferred tax liability (asset) whenever recovery or settlement of the carrying amount of an asset or liability would make future tax payments larger (smaller) than they would be if such recovery or settlement were to have no tax consequences.”

IAS 12.15 states

“A deferred tax liability shall be recognised for all taxable temporary differences [with certain limited exceptions]”.

IAS12.16 explains that deferred tax liabilities are recognised for all taxable temporary differences (with exceptions) because it is probable that economic benefits will flow from the entity in the form of tax payments.

IAS 12.24 states:

“A deferred tax asset shall be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised [with certain limited exceptions]”.

Accordingly, an entity is required to consider whether it is probable that recovery or settlement of the carrying amount of its assets and liabilities will result in future tax payments larger or smaller than they would be if such recovery or settlement had no tax consequences. If it is probable that such a larger or smaller tax payment will arise, in most cases IAS 12 requires an entity to recognise a deferred tax asset or liability.

As at June 30, 2011, the election to convert to a USD tax functional currency for the tax year ending June 30, 2012 was considered probable, as demonstrated by the significant progress of the Group in preparing for such a change, including system readiness and staff training, as well as obtaining necessary internal approvals for making such an election.

For most items attracting deferred tax, the election of a change in tax functional currency does not change expectations as to whether future tax payments will occur. This is the case for regular temporary differences such as depreciation, prepayments and provisions, because regardless of their underlying tax functional currency, cumulative timing differences will continue to accumulate and unwind. However, with respect to unrealised taxable exchange gains or losses on USD denominated loans, an election to adopt a USD tax functional currency leads to the expectation that all such gains or losses will no longer be taxed and therefore it is no longer probable that a future tax outflow will occur. This arises because on election of a USD tax functional currency, the tax basis of USD denominated loans is reset to the original USD borrowing amount. Because such an expectation was held at June 30, 2011, the deferred tax liability associated with unrealised exchange gains and losses was derecognised at that date.

With regard to measurement, IAS 12 does not provide specific guidance on the timing of remeasurement of deferred tax balances in light of a change in tax functional currency. However, IAS 12.51 states:

“The measurement of deferred tax liabilities and deferred tax assets shall reflect the tax consequences that would follow from the manner in which the entity expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.”

This requirement establishes a fundamental principle that deferred tax balances need to be measured having regard to the actual future tax consequences that are anticipated to occur, and where management can influence those outcomes (such as through changing the manner or tax consequence of recovery), regard must be given to the decision management expects to make. Because it was considered probable at June 30, 2011 that management would elect to convert to a USD tax functional currency for the tax year ending June 30, 2012 it was necessary to remeasure all temporary differences as at June 30, 2011 based on the future tax consequences under a USD tax functional currency regime.

Since we considered the principal IFRS guidance was IAS 12, we did not consider the references in the question to IAS 10 and IAS 8 to be applicable in this instance.

•

To the extent that you concluded that this was a change in an accounting estimate, tell us how you considered the requirement to record the effect of the change in the period of the change and future periods, if the change affects both. In this regard, it appears that you made the change on July 1, 2011 (i.e. day one of FY 2012) but recorded the effect of the change in FY 2011.

As outlined in our response to the preceding question, we did not view this as a change in estimate, but a change in the operation of the Australian income tax legislation which defined the basis of measurement of assets and liabilities for tax purposes. The timing of recognition was thus driven by the requirements of IAS 12.

Engineering Comments

General

4.	Item 1201 of Regulation S-K identifies “geographic area” as individual country, groups of countries within a continent or continent. In many locations in your filing where you discuss the oil and gas operations, you include countries from several different continents under the term “Other.” Tell us why you believe this is appropriate.

While item 1201 of Regulation S-K calls for disclosure in a grouping no larger than by continent, we also respectfully note that Item 1202(a)(2) of Regulation S-K requires us to disclose proved reserves in the aggregate and by geographic area and for each country containing 15% or more of proved reserves.

We have disclosed reserves for Australia and the United States, which are meaningful for our business and each include greater than 15% of our proved oil and gas reserves. The “Other” column includes reserves in Algeria, Pakistan, Trinidad & Tobago and the United Kingdom. These proved reserves in aggregate represented 5.6% of our total proved reserves at June 30, 2012. As such we do not believe that providing more detailed information about these reserves by country or by continent would provide meaningful disclosure in our circumstances. Furthermore, because each of Algeria, Pakistan, Trinidad & Tobago, and the United Kingdom are on different continents, if we disclosed the proved reserves by continent, we would essentially be providing disclosure by individual country for immaterial reserves, which is not required by Regulation S-K.

For these reasons we believe our current disclosure to be appropriate. However, to clarify the countries included under the term “Other” we will include in future Annual Reports on Form 20-F a footnote similar to the following:

“(1) Other is comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.”

Information on the Company, page 18

BHP Billiton Locations – Petroleum, page 19

5.	Tell us why you do not include in this listing the operations you discuss under “Other” on pages 34-36.

The locations disclosed on the map on page 18 of our Annual Report on Form 20-F for the year ended June 30, 2012 do not include projects and exploration activities, as stated on that page. The descriptions on page 19 describe only the producing fields shown on the preceding map.

Development projects are subsequently described on pages 31-32, and exploration and appraisal activities are described on pages 32-37 including the activity undertaken in each country. We believe that this provides all the required and relevant information. However, to better communicate this in future Annual Reports on Form 20-F, we will expand our disclosure on pages 34-36 to make clear that the “Other” activities on pages 34-36 represent other exploration and appraisal activities.

Petroleum Reserves, page 112

6.	We note the omission of NGL reserves figures and the fact that NGLs comprise six percent of total fiscal 2012 production. Item 1202(a)(4) requires disclosure of reserves by separate product type. The staff views NGLs as a separate product type. Revise your table to separately break out your NGLs.

While we do not believe that our NGL reserves were “material” under Item 1202(a)(4) or “significant” under FASB ASC Topic 932-325-50-4 during the year ended June 30, 2012, in acknowledgement of the Staff’s view that NGLs are a separate product type and of the increasing importance of NGLs to our reserves, in future Annual Reports on Form 20-F we will expand our disclosure to break out NGL reserves from crude oil and condensate reserves.

7.	Item 1202(a)(6) of Regulation S-K requires a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material additions of properties (e.g. Petrohawk acquisition) included in the total reserves disclosed. Please expand your discussion to comply with Regulation S-K.

The Petrohawk acquisition was the only addition to our reserves through material additions of properties in the year ended June 30, 2012. Almost 100 percent of those reserves were in active shale oil and gas plays. The related reserves were estimated using technical and economic data including, but not limited to, well logs, well test data, core data, production and pressure data and geologic data. A wide range of engineering and geoscience methods, including performance analysis, well analog and geologic studies were used to estimate high confidence proved developed and undeveloped reserves in accordance with Regulation S-K. The performance based analyses were rate decline and pressure normalized decline curve analysis. For wells that lacked sufficient production history, reserves were estimated using performance based type-curves and offset location analogs with similar geologic and reservoir characteristics.

When assessing undeveloped locations, a combination of geologic and engineering data were used to support the assignment of proved undeveloped reserves. Performance data along with log and core data were used to delineate consistent, continuous reservoir characteristics in core areas of the development. Proved undeveloped locations were included in core areas between known data and adjacent to productive wells. Proved undeveloped reserves for these locations were based on well analogs. Locations where a high degree of certainty could not be demonstrated using the above technologies and techniques, were categorized as non-proved.

We believe the technologies utilized in the evaluation of the Petrohawk reserve additions were consistent with generally accepted industry practices for shale properties and consistent with investor expectations. However, we acknowledge the requirements of Item 1202(a)(6) of Regulation S-K and will include a general discussion of the technologies used to establish the appropriate level of certainty for reserve estimates from material additions of properties, including the Petrohawk acquisition, in future Annual Reports on Form 20-F.

Proved Undeveloped Reserves, page 115

8.	We note your statement, “Based on current project schedules, approximately 93 per cent of the 1,363 MMboe currently classified as undeveloped are actively being pursued and are scheduled to be on stream within the next five years.” You used similar language in your 2011 and 2010 Forms 20-F. FASB ASC Section 932-235-20 includes in the definition of “proved undeveloped oil and gas reserves” the requirement “Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.” There is similar language in Rule 4-10(a)(31)(ii) of Regulation S-X, the definition of “undeveloped oil and gas reserves”. Please clarify, if true, that your PUD reserves’ age is counted from the date of initial booking and is not refreshed to zero with each fiscal year-end. If not true, explain your position to us.

We do not refresh our proved undeveloped reserves’ age to zero with each fiscal year-end. All of our proved undeveloped reserves are tracked from the date of their initial booking.

9.	Your three year aggregate PUD development rate is about 29 percent which could imply some ten years for completion of PUD development. Item 1203(d) of Regulation S-K requires that you “Explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.” Please expand your discussion to comply with Regulation S-K.

In Fiscal Year 2012, our reserves went from being predominantly conventional to an approximate mix of 45 percent North American shale and 55 percent conventional. The North American shale properties had a higher proportion of proved undeveloped reserves compared to the conventional fields.

Our management plans anticipate the pace of drilling in our North American shale properties increasing dramatically over the next five years. This ramp-up targets development of all the proved undeveloped reserves carried for these properties within a five year time frame.

In our conventional fields, 96 per cent of our proved undeveloped reserves are held in twelve large, long life offshore projects. Eleven of these projects are either on production or in the construction phase coming on stream in the next five years. The twelfth project is the deep-water Gulf of Mexico Mad Dog Phase 2 which is expected to come on stream in mid-2018.

We therefore expect the current overall pace of converting our proved undeveloped reserves into proved developed reserves to be considerably higher than the three year aggregate rate of 29 per cent and will result in conversion of 93 per cent of our proved undeveloped reserves in the next five years.

We will elaborate on our discussion on the development rate of proved undeveloped reserves in future Annual Reports on Form 20-F.

Supplementary Oil and Gas Information, page F-116

Results of Operations from Oil and Gas Activities, page F-118

10.	We note that the 2012 total unit production costs here are $10/BOE(=$2,224 million/222 MMBOE) vs. $6.90/BOE on page 79 and that both figures are presented as having no production taxes included. Please explain this difference to us and modify your disclosure if appropriate.

The total average production cost per unit of production (US$ per barrel of oil equivalent) reported in section 2.3.1 of the Annual Report on Form 20-F does not include the costs of transportation for our produced hydrocarbons to the point of sale. In “Results of operations from oil and gas producing activities” on page F-118, the production costs figure is inclusive of transportation costs to the point of sale.

The costs of this transportation has increased significantly for our business since our acquisitions of North American shale properties. To ensure that the amounts disclosed can be more clearly understood, we propose that for future Annual Reports on Form 20-F we will include a footnote similar to:

“(1) Total average production costs reported here do not include the costs to transport our produced hydrocarbons to the point of sale. Production costs including costs to transport our produced hydrocarbons to the point of sale were $x.xx per barrel of oil equivalent for the year ended June 30, 2013.”

Standardised measure of discounted future net cash flows…, page F-121

11.	Please tell us the benchmark product prices and the average adjusted product prices by geographic area used in the standardized measure for each of the three years 2010-2012.

The benchmark product prices used to calculate these prices for liquids are:

•	Crude oil is priced using Nymex WTI, Conoco WTI and Dated Brent as benchmark prices, adjusted by published differentials relevant to each field:

•	Condensate and natural gas liquids are priced using Dated Brent, SENIPAH Condensate, OPIS Mont Belvieu, OPIS Napoleonville and Saudi CP Propane and Butane as benchmark prices:

The benchmark product prices used to calculate these prices for gas are:

•	Liquified natural gas is priced using Japanese Crude Cocktail as a benchmark: and

•	Gas is priced using Henry Hub Gas Daily, ANR SE Louisiana, Tennessee 800 and Transco Zone 3 as benchmarks

The benchmark prices for the past three years are:

	2012			2011			2010
Liquids
Dated Brent	113.27	$	/b	95.71	$	/b	74.63	$	/b
NYMEX WTI	96.12	$	/b	90.09	$	/b	75.76	$	/b
CONOCO WTI	92.82	$	/b	86.71	$	/b	72.38	$	/b
SENIPAH Condensate	113.39	$	/b	93.03	$	/b	72.89	$	/b

Saudi CP Propane	855.42	$	/MT	792.92	$	/MT	652.92	$	/MT
Saudi CP Butane	902.92	$	/MT	816.67	$	/MT	660.42	$	/MT
Ethane - Napoleonville	0.67	$	/gal	0.59	$	/gal	0.62	$	/gal
Propane - Napoleonville	1.31	$	/gal	1.24	$	/gal	1.06	$	/gal
Butane - Napoleonville	1.92	$	/gal	1.61	$	/gal	1.39	$	/gal
Iso Butane - Napoleonville	2.13	$	/gal	1.74	$	/gal	1.57	$	/gal
Nat Gasoline - Napoleonville	2.28	$	/gal	2.05	$	/gal	1.68	$	/gal
Ethane - Mont Belvieu	0.68	$	/gal	0.60	$	/gal	0.62	$	/gal
Propane - Mont Belvieu	1.33	$	/gal	1.26	$	/gal	1.08	$	/gal
Butane - Mont Belvieu	1.84	$	/gal	1.60	$	/gal	1.38	$	/gal
Iso Butane - Mon Belvieu	2.05	$	/gal	1.67	$	/gal	1.50	$	/gal
Nat Gasoline - Mont Belvieu	2.29	$	/gal	2.06	$	/gal	1.68	$	/gal

Gas
Japanese Crude Cocktail	112.09	$	/b	83.38	$	/b	68.95	$	/b

Henry Hub Gas Daily	3.16	$	/mmbtu	4.21	$	/mmbtu	4.09	$	/mmbtu
ANR SE Louisiana	3.09	$	/mmbtu	4.15	$	/mmbtu	4.07	$	/mmbtu
Tennessee 800	3.12	$	/mmbtu	4.13	$	/mmbtu	4.05	$	/mmbtu
Transco Zone 3	3.15	$	/mmbtu	4.19	$	/mmbtu	4.09	$	/mmbtu

For each field, the unweighted average first-day-of-the-month prices during the relevant 12 month period are calculated. This calculation either uses a price that is explicitly defined by contract, or a field price determined using an applicable benchmark price, adjusted for applicable differentials. These differentials are applied to particular benchmark prices to make adjustments for quality to reflect differences between the benchmark hydrocarbons and the field hydrocarbons. In addition, differentials are applied to particular benchmark prices to make appropriate adjustments for location differences between the benchmark trading point and field.

The prices resulting from these calculations utilizing the benchmark product prices above, by product and by geographic area disclosed for the past three years are:

		2012			2011			2010
		Australia	USA	Other	Australia	USA	Other	Australia	USA		Other
Liquids	US$ per barrel	94.60	95.87	112.60	82.56	89.36	95.09	65.65	70.37		73.17
Gas	US$ per mcf	7.48	3.07	3.33	7.04	4.07	2.94	5.66	5.57	(1)	2.89

(1)	In our Annual Report on Form 20-F for the year ended June 30, 2010, Gulf of Mexico natural gas production was restated to a dry gas number, and NGL production was shown separately, including the restatement of prior year volumes as disclosed on page 55 of the Annual Report on Form 20-F for the year ended June 30, 2010. During our review of the price information in response to the Staff’s question, we became aware that the price applied to the Gulf of Mexico dry gas reserves was not updated for this change, and as a result too high a gas price was applied for the USA in 2010. The impact of this was to overstate the standardised measure reported of $15,427 million by approximately $39 million, being approximately 0.25 of a percentage point of the standardised measure, which we consider to be immaterial.

Changes in the Standardised measure, page F-122

12.	The figures for the line item “Development costs incurred which reduced previously estimated development costs” are identical to the development costs incurred (page F-117) for each of the prior three years. This implies that you incurred development costs in each year that matched the prior year’s projected cost estimates from the respective standardized measures. FASB ASC Subparagraph 932-235-50-35(g) specifies the inclusion of “Previously estimated development costs incurred during the period” in the determination of annual changes to the standardized measure. Please modify your disclosure to comply with ASC 932.

As noted in your letter, in the Changes in Standardized Measure table that rolls forward one years valuation to the next on page F-122 of our 2012 Annual Return on Form 20-F, we have included the actual development costs incurred for the year as one of the line items to explain the change in value from the previous year’s calculation. This was disclosed as “Development costs incurred which reduced previously estimated development costs”, and any difference between costs incurred and the previously estimated development costs incurred during the period included in the line “Changes in production, timing and other”.

While we do not consider this to be a material difference, in future Annual Reports on Form 20-F we will amend this analysis to show the “Previously estimated development costs incurred in the period.”

Oil and gas properties, wells, operations, and acreage, page F-124

13.	Footnote (b) indicates that 27 of 28.4 million (presumably) undeveloped net acres will have expired by year-end 2015. As this represents 95 percent of your net undeveloped acreage, please expand your disclosure to present the proved undeveloped reserves attributed to this expiring acreage. Tell us your plans and schedules to develop these PUD reserves prior to the expiry of the associated acreage.

There were no proved undeveloped reserves attributed to the associated expiring acreage.

***

BHP Billiton acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that BHP Billiton may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience. Please contact Mr Nigel Chadwick (telephone 61 3 9609 3821) if you wish to discuss the information provided in this response.

Very truly yours,

/s/ Nigel Chadwick

Nigel Chadwick
Head of Group Reporting and Taxation

cc:	Burr Henly (Sullivan & Cromwell)